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# Axos Q1 Fiscal 2026 Earnings Supplement

October 30, 2025

NYSE: AX

axos

# Loan Growth by Category

$ Millions

| Loans | Category | Sub-category | Q1 FY26 | Q4 FY25 | Inc (Dec) |
|---|---|---|---|---|---|
| Loans | Single Family Mortgage & Warehouse | Jumbo Mortgage | $ 3,753 | $ 3,786 | $ (33) |
| | | SF Warehouse Lending | 788 | 609 | 179 |
| | Multifamily & Commercial Mortgage | Multifamily | 1,585 | 1,729 | (144) |
| | | Small Balance Commercial | 1,209 | 1,212 | (3) |
| | Commercial Real Estate | CRE Specialty | 6,050 | 5,713 | 337 |
| | | Lender Finance RE | 1,245 | 1,224 | 21 |
| | Commercial & Industrial Non-RE | Lender Finance Non-RE | 2,587 | 2,567 | 20 |
| | | Asset-Based and Cash Flow Lending[1] | 3,947 | 2,633 | 1,314 |
| | | Capital Call Facilities | 1,447 | 1,596 | (149) |
| | Auto & Consumer | Auto | 471 | 430 | 41 |
| | | Unsecured/OD | 60 | 52 | 8 |
| | | Other | — | 1 | (1) |
| | | | $ 23,142 | $ 21,552 | $ 1,590 |

Note 1: Asset-Based and Cash Flow Lending as of Q1 FY26 includes $1,020 million of loans and leases from the Verdant acquisition.

# Verdant Commercial Capital ("VCC") Acquisition Impact

## Income Statement

| | Three Months Ended June 30, 2025 | Three Months Ended September 30, 2025 | | |
|---|---|---|---|---|
| *($ millions)* | Axos Reported | *Axos excluding VCC* | *VCC Impact* | Axos Reported |
| Net interest income | $ 280.2 | *$ 291.1* | *$ –* | $ 291.1 |
| Provision for credit losses | (15.0) | *(9.5)* | *(7.8)* | (17.3) |
| Non-interest income | 41.3 | *32.3* | *–* | 32.3 |
| Non-interest expense | (150.7) | *(154.9)* | *(1.3)* | (156.2) |
| **Net Income[2]** | **$ 110.7** | ***$ 119.2*** | ***$ (6.8)*** | **$ 112.4** |

Note 1: Provision for credit losses reflects the "Day 1" adjustment to the allowance for credit losses following acquisition; non-interest expense reflects acquisition-related expenses incurred by Axos in connection with the acquisition.
Note 2: Represents the total as included in Axos Financial, Inc.'s consolidated income statements, not the summation of components listed above

# Verdant Commercial Capital ("VCC") Acquisition Impact

## Balance Sheet

| | As of June 30, 2025 | As of September 30, 2025 | | |
|---|---|---|---|---|
| *($ millions)* | Axos Reported | *Axos (excluding VCC)* | *VCC Impact[1]* | Axos Reported |
| Cash and cash equivalents | $ 1,933.8 | *$ 2,529.1* | *$ 31.6* | $ 2,560.7 |
| Restricted cash | 242.5 | *290.0* | *34.9* | 324.9 |
| Loans—net of allowance for credit losses | 21,049.6 | *21,614.8* | *1,020.3* | 22,635.1 |
| Goodwill and intangibles, net | 134.5 | *132.9* | *72.8* | 205.7 |
| Other assets | 891.4 | *903.9* | *223.8* | 1,127.7 |
| **Total assets[2]** | **$ 24,783.1** | ***$ 26,048.3*** | ***$ 1,383.5*** | **$ 27,431.8** |
| | | | | |
| Secured financings | $ — | *$ —* | *$ 782.4* | $ 782.4 |
| Accounts payable and other liabilities | 410.2 | *401.7* | *29.3* | 431.0 |
| **Total liabilities[2]** | **$ 22,102.4** | ***$ 23,827.0*** | ***$ 811.7*** | **$ 24,638.7** |

Note 1: Other assets includes $212.6 million of equipment under operating lease arrangements.
Note 2: Represents the total as included in Axos Financial, Inc.'s consolidated balance sheets, not the summation of components listed above

# Diversified Deposit Gathering

## Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading



Fiduciary Services $1.1B
Consumer Direct $12.0B
Distribution Partners $0.3B
Small Business Banking $0.7B
Commercial & Treasury Management $4.5B
Axos Securities[1] $1.1B
Specialty Deposits $2.6B
Diversified Deposit Gathering Business Lines

- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- Business management and entertainment

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of September 30, 2025
Note 1: Excludes approximately $450 million of off-balance sheet deposits

axos

# Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

**($ in millions)**



320
300
280
260
240
220
200
180
160
10.9
290.0
7.8
(6.4)
0.7
2.0
15.3
12.9
307.4
June 30, 2025
ACL + UCL
ACL on PCD Loans
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
September 30, 2025
ACL + UCL
ACL
UCL

# Credit Quality ($ millions)

| September 30, 2025 | Loans O/S | Non-Accrual Loans | % |
|---|---|---|---|
| Single Family-Mortgage & Warehouse | $ 4,541 | $ 68 | 1.50 % |
| Multifamily and Commercial Mortgage | 2,794 | 16 | 0.57 |
| Commercial Real Estate | 7,295 | 22 | 0.30 |
| Commercial & Industrial - Non-RE | 7,981 | 62 | 0.78 |
| Auto & Consumer | 531 | 2 | 0.38 |
| Total | $ 23,142 | $ 170 | 0.74 % |

| June 30, 2025 | Loans O/S | Non-Accrual Loans | % |
|---|---|---|---|
| Single Family-Mortgage & Warehouse | $ 4,395 | $ 44 | 1.00 % |
| Multifamily and Commercial Mortgage | 2,941 | 33 | 1.12 |
| Commercial Real Estate | 6,937 | 29 | 0.42 |
| Commercial & Industrial - Non-RE | 6,796 | 62 | 0.91 |
| Auto & Consumer | 483 | 2 | 0.41 |
| Total | $ 21,552 | $ 170 | 0.79 % |

| September 30, 2024 | Loans O/S | Non-Accrual Loans | % |
|---|---|---|---|
| Single Family-Mortgage & Warehouse | $ 4,152 | $ 59 | 1.42 % |
| Multifamily and Commercial Mortgage | 3,647 | 31 | 0.85 |
| Commercial Real Estate | 6,256 | 41 | 0.66 |
| Commercial & Industrial - Non-RE | 5,355 | 44 | 0.82 |
| Auto & Consumer | 416 | 2 | 0.48 |
| Total | $ 19,826 | $ 177 | 0.89 % |

AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
*(Unaudited – dollars in thousands)*

| | September 30, 2025 | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 |
|---|---|---|---|---|---|
| ***Selected Balance Sheet Data:*** | | | | | |
| Total assets | $ 27,431,817 | $ 24,783,078 | $ 23,981,154 | $ 23,709,422 | $ 23,569,084 |
| Loans—net of allowance for credit losses | 22,635,137 | 21,049,610 | 20,193,630 | 19,486,727 | 19,280,609 |
| Loans held for sale, carried at fair value | 12,202 | 10,012 | 15,644 | 25,436 | 14,566 |
| Allowance for credit losses | 307,431 | 290,049 | 279,950 | 270,605 | 263,854 |
| Securities—trading | 533 | 649 | 346 | 241 | 594 |
| Securities—available-for-sale | 57,798 | 66,008 | 79,958 | 97,848 | 137,996 |
| Securities borrowed | 182,518 | 139,396 | 91,915 | 114,672 | 84,326 |
| Customer, broker-dealer and clearing receivables | 263,095 | 252,720 | 300,907 | 298,887 | 262,774 |
| Total deposits | 22,264,753 | 20,829,543 | 20,136,714 | 19,934,904 | 19,973,329 |
| Advances from the FHLB | 60,000 | 60,000 | 60,000 | 60,000 | 90,000 |
| Secured financings | 782,423 | — | — | — | — |
| Borrowings, subordinated notes and debentures | 510,064 | 312,671 | 377,427 | 358,692 | 313,519 |
| Securities loaned | 204,620 | 139,426 | 111,094 | 135,258 | 95,883 |
| Customer, broker-dealer and clearing payables | 385,821 | 350,606 | 314,399 | 309,593 | 315,985 |
| Total stockholders' equity | $ 2,793,121 | $ 2,680,677 | $ 2,603,900 | $ 2,521,962 | $ 2,405,728 |
| Common shares outstanding at end of period | 56,643,547 | 56,483,617 | 56,865,524 | 57,097,632 | 57,092,216 |
| Common shares issued at end of period | 71,356,152 | 71,101,642 | 70,813,637 | 70,571,332 | 70,562,333 |
| ***Per Common Share Data:*** | | | | | |
| Book value per common share | $ 49.31 | $ 47.46 | $ 45.79 | $ 44.17 | $ 42.14 |
| Tangible book value per common share (Non-GAAP)[1] | $ 45.21 | $ 44.60 | $ 42.91 | $ 41.27 | $ 39.22 |
| ***Capital Ratios:*** | | | | | |
| Equity to assets at end of period | 10.18 % | 10.82 % | 10.86 % | 10.64 % | 10.21 % |
| Axos Financial, Inc.: | | | | | |
| Tier 1 leverage (to adjusted average assets) | 10.26 % | 10.73 % | 10.45 % | 10.02 % | 9.78 % |
| Common equity tier 1 capital (to risk-weighted assets) | 11.66 % | 12.52 % | 12.39 % | 12.42 % | 12.44 % |
| Tier 1 capital (to risk-weighted assets) | 11.66 % | 12.52 % | 12.39 % | 12.42 % | 12.44 % |
| Total capital (to risk-weighted assets) | 15.20 % | 15.28 % | 15.21 % | 15.23 % | 15.29 % |
| Axos Bank: | | | | | |
| Tier 1 leverage (to adjusted average assets) | 9.69 % | 10.23 % | 10.14 % | 9.85 % | 9.82 % |
| Common equity tier 1 capital (to risk-weighted assets) | 11.37 % | 12.42 % | 12.31 % | 12.67 % | 12.87 % |
| Tier 1 capital (to risk-weighted assets) | 11.37 % | 12.42 % | 12.31 % | 12.67 % | 12.87 % |
| Total capital (to risk-weighted assets) | 12.62 % | 13.70 % | 13.49 % | 13.86 % | 14.06 % |
| Axos Clearing LLC: | | | | | |
| Net capital | $ 91,442 | $ 86,996 | $ 79,264 | $ 83,932 | $ 85,292 |
| Excess capital | $ 86,042 | $ 81,834 | $ 73,172 | $ 78,282 | $ 80,081 |
| Net capital as a percentage of aggregate debit items | 33.87 % | 33.71 % | 26.02 % | 29.71 % | 32.73 % |
| Net capital in excess of 5% aggregate debit items | $ 77,942 | $ 74,091 | $ 64,035 | $ 69,805 | $ 72,264 |

# AXOS FINANCIAL, INC.
## SELECTED FINANCIAL INFORMATION
*(Unaudited – dollars in thousands)*

| | At or For The Three Months Ended | | | | |
|---|---|---|---|---|---|
| | September 30, 2025 | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 |
| ***Selected Income Statement Data:*** | | | | | |
| Interest and dividend income | $ 465,736 | $ 442,413 | $ 432,722 | $ 456,068 | $ 484,262 |
| Interest expense | 174,686 | 162,252 | 157,258 | 175,969 | 192,214 |
| Net interest income | 291,050 | 280,161 | 275,464 | 280,099 | 292,048 |
| Provision for credit losses | 17,255 | 14,997 | 14,500 | 12,248 | 14,000 |
| Net interest income, after provision for credit losses | 273,795 | 265,164 | 260,964 | 267,851 | 278,048 |
| Non-interest income | 32,340 | 41,285 | 33,373 | 27,799 | 28,609 |
| Non-interest expense | 156,246 | 150,652 | 146,261 | 145,320 | 147,465 |
| Income before income taxes | 149,889 | 155,797 | 148,076 | 150,330 | 159,192 |
| Income taxes | 37,537 | 45,122 | 42,870 | 45,643 | 46,852 |
| Net income | $ 112,352 | $ 110,675 | $ 105,206 | $ 104,687 | $ 112,340 |
| ***Weighted average number of common shares outstanding:*** | | | | | |
| Basic | 56,512,587 | 56,392,620 | 57,029,078 | 57,094,153 | 56,934,671 |
| Diluted | 57,782,828 | 57,782,828 | 58,174,696 | 58,226,006 | 58,168,468 |
| ***Per Common Share Data:*** | | | | | |
| Net income: | | | | | |
| Basic | $ 1.99 | $ 1.96 | $ 1.84 | $ 1.83 | $ 1.97 |
| Diluted | $ 1.94 | $ 1.92 | $ 1.81 | $ 1.80 | $ 1.93 |
| Adjusted earnings per common share (Non-GAAP)[1] | $ 2.07 | $ 1.94 | $ 1.81 | $ 1.82 | $ 1.96 |
| ***Performance Ratios and Other Data:*** | | | | | |
| Growth in loans held for investment, net | $ 1,585,527 | $ 855,980 | $ 706,903 | $ 206,118 | $ 49,224 |
| Loan originations for sale | $ 47,122 | $ 42,487 | $ 20,962 | $ 66,826 | $ 69,570 |
| Return on average assets | 1.77 % | 1.85 % | 1.77 % | 1.74 % | 1.92 % |
| Return on average common stockholders' equity | 15.94 % | 16.85 % | 16.44 % | 16.97 % | 19.12 % |
| Interest rate spread[2] | 3.89 % | 3.97 % | 3.91 % | 3.91 % | 4.13 % |
| Net interest margin[3] | 4.75 % | 4.84 % | 4.78 % | 4.83 % | 5.17 % |
| Net interest margin[3] – Banking Business Segment | 4.80 % | 4.88 % | 4.83 % | 4.87 % | 5.21 % |
| Efficiency ratio[4] | 48.32 % | 46.87 % | 47.36 % | 47.20 % | 45.99 % |
| Efficiency ratio[4] – Banking Business Segment | 42.89 % | 40.94 % | 41.53 % | 40.95 % | 39.83 % |
| ***Asset Quality Ratios:*** | | | | | |
| Net annualized charge-offs to average loans | 0.11 % | 0.16 % | 0.09 % | 0.10 % | 0.17 % |
| Nonaccrual loans to total loans | 0.74 % | 0.79 % | 0.89 % | 1.26 % | 0.89 % |
| Non-performing assets to total assets | 0.64 % | 0.71 % | 0.79 % | 1.06 % | 0.75 % |
| Allowance for credit losses - loans to total loans held for investment | 1.34 % | 1.36 % | 1.37 % | 1.37 % | 1.35 % |
| Allowance for credit losses - loans to non-performing loans | 180.41 % | 170.23 % | 151.28 % | 107.58 % | 149.32 % |

1 *See "Use of Non-GAAP Financial Measures" herein.*
2 *Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.*
3 *Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.*
4 *Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.*

# Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

| *(Dollars in thousands, except per share amounts)* | September 30, 2025 | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 |
|---|---|---|---|---|---|
| Net income | $ 112,352 | $ 110,675 | $ 105,206 | $ 104,687 | $ 112,340 |
| Acquisition-related costs[1] | 2,941 | 1,604 | 1,604 | 1,645 | 2,554 |
| Verdant acquisition - Provision for credit losses | 7,765 | — | — | — | — |
| Other costs[2] | — | — | (1,879) | — | — |
| Income taxes | (2,681) | (465) | 80 | (503) | (752) |
| Adjusted earnings (non-GAAP) | $ 120,377 | $ 111,814 | $ 105,011 | $ 105,829 | $ 114,142 |
| Average dilutive common shares outstanding | 57,782,828 | 57,558,280 | 58,174,696 | 58,226,006 | 58,168,468 |
| Diluted EPS | $ 1.94 | $ 1.92 | $ 1.81 | $ 1.80 | $ 1.93 |
| Acquisition-related costs[1] | 0.05 | 0.03 | 0.03 | 0.03 | 0.04 |
| Verdant acquisition - Provision for credit losses | 0.13 | — | — | — | — |
| Other costs[2] | — | — | (0.03) | — | — |
| Income taxes | (0.05) | (0.01) | — | (0.01) | (0.01) |
| Adjusted EPS (Non-GAAP) | $ 2.07 | $ 1.94 | $ 1.81 | $ 1.82 | $ 1.96 |

*[1] Acquisition-related costs includes amortization of intangible assets, and for the three months ended September 30, 2025, also includes $1.3 million of acquisition-related costs associated with the Verdant acquisition.*

*[2] Other costs for the three months ended March 31, 2025, primarily reflects the payment of a legal judgment at an amount less than previously accrued.*

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

| *(Dollars in thousands, except per share amounts)* | September 30, 2025 | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 |
|---|---|---|---|---|---|
| Common stockholders' equity | $ 2,793,121 | $ 2,680,677 | $ 2,603,900 | $ 2,521,962 | $ 2,405,728 |
| Less: servicing rights, carried at fair value | 26,243 | 27,218 | 27,585 | 28,045 | 27,335 |
| Less: goodwill and intangible assets | 205,747 | 134,502 | 135,966 | 137,570 | 139,215 |
| Tangible common stockholders' equity (Non-GAAP) | $ 2,561,131 | $ 2,518,957 | $ 2,440,349 | $ 2,356,347 | $ 2,239,178 |
| Common shares outstanding at end of period | 56,643,547 | 56,483,617 | 56,865,524 | 57,097,632 | 57,092,216 |
| Book value per common share | $ 49.31 | $ 47.46 | $ 45.79 | $ 44.17 | $ 42.14 |
| Less: servicing rights, carried at fair value per common share | $ 0.46 | $ 0.48 | $ 0.49 | $ 0.49 | $ 0.48 |
| Less: goodwill and other intangible assets per common share | $ 3.63 | $ 2.38 | $ 2.39 | $ 2.41 | $ 2.44 |
| Tangible book value per common share (Non-GAAP) | $ 45.22 | $ 44.60 | $ 42.91 | $ 41.27 | $ 39.22 |

# Contact Information

**Greg Garrabrants, President and CEO**
**Derrick Walsh, EVP and CFO**

investors@axosfinancial.com

www.axosfinancial.com

**Johnny Lai, SVP Corporate Development and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com